Exhibit 12
EL PASO CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(DOLLARS IN MILLIONS)

	For the Three Months ended
	March 31,
	2008	2007
Earnings
Pre-tax income (loss) from continuing operations	$367	$(67)
Minority interests in consolidated subsidiaries	9	1
Income from equity investees	(37)	(37)

Pre-tax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries and (income) loss from equity investees	339	(103)

Fixed charges	257	310
Distributed income of equity investees	60	74
Capitalized interest	(12)	(12)
Preferred returns on consolidated subsidiaries	—	(1)

Total earnings available for fixed charges	$644	$268

Fixed charges
Interest and debt expense	$245	$305
Interest component of rent	3	4
Preferred returns on consolidated subsidiaries	—	1

Total fixed charges	$248	$310

Ratio of earnings to fixed charges(1)	2.60	—

Fixed charges
Interest and debt expense	$245	$305
Interest component of rent	3	4
Preferred returns on consolidated subsidiaries	—	1
Preferred stock dividend of parent	32	9

Total fixed charges and preferred stock dividend	$280	$319

Ratio of earnings to combined fixed charges and preferred stock dividends(2)	2.30	—

(1)	Earnings for the quarter ended March 31, 2007 were inadequate to cover fixed charges by $42 million.

(2)	Earnings for the quarter ended March 31, 2007 were inadequate to cover fixed charges and preferred stock dividends by $51 million.
     For purposes of computing these ratios, earnings means pre-tax income (loss) from continuing operations before:
•	minority interests in consolidated subsidiaries;

•	income or loss from equity investees, adjusted to reflect actual distributions from equity investments; and

•	fixed charges;
     less:
•	capitalized interest; and

•	preferred returns on consolidated subsidiaries.
     Fixed charges means the sum of the following:
•	interest costs, not including interest on tax liabilities which is included in income tax expense our income statement

•	amortization of debt costs

•	that portion of rental expense which we believe represents an interest factor; and

•	preferred stock dividends and preferred returns on consolidated subsidiaries.